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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

QUEPASA.COM, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

74833W107
(CUSIP Number)

Javade Chaudhri, Esq.
Gateway Companies, Inc.
14303 Gateway Place
Poway, CA 92064
(858) 848-3401
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2001
(Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. / /

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74833W107	13D	Page 2 of 4 Pages

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gateway Companies, Inc. (46-0431398)

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/ /
	OF A GROUP*	(b)	/ /

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS* WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) / /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER -0-

		(8)	SHARED VOTING POWER -0-

		(9)	SOLE DISPOSITIVE POWER -0-

		(10)	SHARED DISPOSITIVE POWER -0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

(14)	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    This Amendment No. 1 amends and supplements the statement on Schedule 13D, and the cover page thereto, filed on April 10, 2000 (the "Schedule 13D") by Gateway Companies, Inc., a Delaware corporation ("Gateway"), with respect to its beneficial ownership of common stock, $0.001 par value (the "Common Stock"), of quepasa.com, inc., a Nevada corporation (the "Issuer"). This Amendment No. 1 is made to report the sale of shares of the Issuer's Common Stock.

Item 5.  Interest in Securities of the Issuer.

    On November 30, 2001, Gateway sold all of its 1,428,571 shares of the Issuer's Common Stock in a private transaction at $0.15 per share, and ceased to be a beneficial holder of 5% or more of the Issuer's Common Stock. Gateway then held none of the Issuer's 17,763,291 outstanding shares of Common Stock (based upon the outstanding shares of Common Stock set forth in the Issuer's Form 10-K on file with the Securities and Exchange Commission on September 20, 2001), and possessed no right to acquire any additional shares of the Issuer's Common Stock. Gateway also had no power to vote, direct the vote of, dispose of, or direct the disposition of, any shares of the Issuer's Common Stock as of November 30, 2001. No other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

    No other person disclosed in response to Item 2 in the Schedule 13D beneficially owns any shares of the Issuer's Common Stock, and other than as described above, in the last sixty days, none of Gateway nor any other person disclosed in response to Item 2 in the Schedule 13D has been a party to any transaction in the Common Stock.

SIGNATURES

    After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2001	GATEWAY COMPANIES, INC.
	By:	/s/ Thomas W. Reedy Thomas W. Reedy Vice President and Treasurer

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  Item 5. Interest in Securities of the Issuer.
SIGNATURES